DIAMOND DISCOVERIES INTERNATIONAL CORP.
45 Rockefeller Plaza, Suite 2000
New York, NY 10111
(212) 332 - 8016

September 30, 2008

VIA EDGAR
United States
Securities and Exchange Commission
Washington, D.C 20549
Attention: Ms. Joanna Lam
Mail Stop 7010

Re:	Diamond Discoveries International Corp.
Form 10-KSB/A1 for the Year Ended December 31, 2007
Filed August 13, 2008
Response letter dated August 12, 2008
File No. 000-31585

Dear Ms. Lam:

Please find electronically transmitted herewith changes to Diamond Discovery International Corp.’s (the “Company”) Form 10-KSB for the fiscal year ended December 31, 2007 filing in response to your comments dated August 29, 2008, as supplemented by the Staff’s verbal comment provided to our counsel relative to the Company’s controls and procedures in light management’s failure to provide its report on internal control over financial reporting. This response letter has been numbered to coincide with your comment letter.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 31

Comment 1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response: Previously, the Company had indicated that it did not believe that its conclusion with respect to its disclosure controls and procedures was impacted even though it had omitted certain disclosure from its initial filing of the Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on April 14, 2008. In light of the material weakness in its internal control over financial reporting the Company has revised its conclusion to state that as of December 31, 2007, its disclosure controls and procedures were not effective. Accordingly, the Company has revised its disclosure in Item 8A, commencing at page 31.

Comment 2. We have read your response to prior comment 2 and the amended 10-KSB, noting that the certifications filed by your Principal Executive Officer and Principal Financial Officer under Item 601(b)(31) of Regulation S-B continue to exclude the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the appropriate language.

Response: We have revised the certifications to the Company’s Form 10-KSB. Please see Exhibits 31.1 and 31.2.

The Company believes that it has responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ Antonio Sciacca

Antonio Sciacca

Cc: Peter J. Gennuso, Esq.